Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our unaudited ratios of earnings to (a) fixed charges and (b) fixed charges and preferred stock dividends for each of the preceding five fiscal years.

	Nine months ended September 30,	For the years ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars)

Earnings
Net Income	76,235	81,129	87,592	81,224	116,929	99,779
Plus: Fixed charges	57,562	72,519	70,745	67,636	82,820	64,678
Less: Interest capitalized	(8,490)	(8,476)	(5,525)	(1,616)	(466)	—
Total Earnings	125,307	145,172	152,812	147,244	199,283	164,457
Fixed charges
Interest expenses and capitalized	56,506	71,362	67,998	65,809	82,074	63,714
Amortization and write-off of cap expenses relating to indebtedness	1,056	1,157	2,747	1,827	746	964
Total fixed charges	57,562	72,519	70,745	67,636	82,820	64,678
Fixed charges and preferred stock dividends
Preferred stock dividends	585	—	—	—	—	—
Total fixed charges and preferred stock dividends	58,147	72,519	70,745	67,636	82,820	64,678
Ratio of Earnings to Fixed Charges(1)	2.18	2.00	2.16	2.18	2.41	2.54
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	2.16	2.00	2.16	2.18	2.41	2.54

(1) For purposes of calculating the ratios of earnings to fixed charges and to fixed charges and preferred stock dividends:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which include non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges and amortization of capitalized interest, net of capitalized interest and capitalized amortization of deferred financing fees;
•	“fixed charges” represent interest incurred (whether expensed or capitalized), amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and
•	“preferred stock dividends” refer to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preferred stock and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate.